SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/29/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
699,811

8. SHARED VOTING POWER
215,486

9. SOLE DISPOSITIVE POWER
915,297
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
915,297

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.996%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of First Trust Strategic High Income Fund III
("FHO" or the "Issuer").
The principal executive offices of FHO are located at

120 East Liberty Drive Suite 400
Wheaton, IL 60187

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First
Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself. Oral argument was held in the SJC on January 6, 2011 and a decision is pending.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing parties believe that (1) if a restructuring of a closed-end fund has been proposed, e.g., a merger with and into another closed-end fund and
(2) the fund is trading at a discount from net asset value, then shareholders should be afforded an opportunity to sell their shares at or close to NAV. The filing persons will consider actions designed to achieve that objective.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 07, 2011 there were 9,156,182 shares of common stock outstanding as of 10/31/2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 915,297 shares of FHO or 9.996% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FHO were purchased:

Date:		        Shares:		Price:
03/28/11		25,000		4.2500
03/30/11		8,216		4.2600
03/31/11		5,126		4.2700
04/01/11		11,050		4.2700
04/04/11		17,327		4.2800
04/05/11		6,507		4.2800
04/07/11		2,400		4.2800
04/12/11		4,683		4.2853
04/13/11		3,100		4.2900
04/14/11		 5,101 		4.2900
04/15/11		2,900		4.3000
04/18/11		1,900		4.2900
04/19/11		29,300		4.4322
04/20/11		19,801		4.4575
04/26/11		9,800		4.4349
04/27/11		72,401		4.4745
04/28/11		2,176		4.4800
04/29/11		32,865		4.5144
05/02/11		25,000		4.5480
05/03/11		241,649		4.5587
05/04/11		28,227		4.5654
05/05/11		47,941		4.5556
05/05/11    		5,000		4.5500
05/06/11		84,345		4.5600
05/06/11		451		4.5500

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/9/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos